UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-38875

FORM 12b-25	CUSIP Number 395330301

NOTIFICATION OF LATE FILING

(Check One)	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR
For Period Ended: March 31, 2024

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

GREENLANE HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

1095 Broken Sound Parkway Suite 100
Boca Raton, FL 33487
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenlane Holdings, Inc. (the “Company”) is unable to file its Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense due to delays experienced by the Company in completing its financial statements and other disclosures in the Form 10-Q, primarily due to delays encountered in obtaining and compiling required financial and other information for its financial statements for the fiscal year ended December 31, 2023. As a result, the Company is still in the process of compiling required information to complete the Form 10-Q and requires additional time to complete its review of the financial statements for the period ended March 31, 2024 to be incorporated in the Form 10-Q and to complete its assessment of the Company’s internal control over financial reporting.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lana Reeve	(949)	500-4033
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the result of operations for the fiscal period ended March 31, 2024 to be included in the Form 10-Q will reflect significant changes from the fiscal period ended March 31, 2023. However, as a result of the ongoing preparation of financial statements and review process, the Company has not completed its financial statements for the three months ended March 31, 2024. Accordingly, the Company cannot at this time provide an estimate of changes in its results of operations for the fiscal period ended March 31, 2024, compared to its results of operations for the fiscal period ended March 31, 2023.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing review.
These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Greenlane Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2024	By:	/s/ Lana Reeve
Lana Reeve
Chief Financial and Legal Officer (Principal Financial and Accounting Officer)

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).